Filed by Carter Validus Mission Critical REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Carter Validus Mission Critical REIT, Inc.
Commission File No.: 000-54675

The following is a transcript of a webcast posted to the website of Carter Validus Mission Critical REIT, Inc. (www.cvmissioncriticalreit.com) and on YouTube (http://bit.ly/CVReit) on July 22, 2019:
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Miranda Davidson – Investor Relations Manager: Good day to all participants and thank you for joining us. My name is Miranda Davidson, Investor Relations Manager at Carter Validus. We are joined today by Michael Seton, the Chief Executive Officer and President of Carter Validus Mission Critical REIT, which we will refer to as CVREIT, and Chief Executive Officer and President of Carter Validus Mission Critical REIT II, which we will refer to as CVREIT II.

The purpose of today’s discussion is to answer questions regarding the anticipated merger of CVREIT and CVREIT II as we seek to obtain votes in favor of the proposed transaction from CVREIT stockholders.

Michael let’s begin.

Who are the parties involved and when was the agreement signed?

Michael Seton – Chief Executive Officer and President: CVREIT and CVREIT II entered into an agreement to merge on April 11, 2019. CVREIT II will be the surviving entity upon consummation of the merger.

Ms. Davidson: How much is being paid for the company and what does this mean for a stockholder of CVREIT?

Mr. Seton: The aggregate price being paid to CVREIT stockholders is approximately $960 million, which equates to $5.33 for each share of CVREIT common stock. Consideration is being paid in both cash and CVREIT II stock, such that each stockholder of CVREIT will receive $1.00 per share in cash consideration and 0.4681 shares of CVREIT II Class A common stock for each share of CVREIT stock owned.

Ms. Davidson: How much of the original per share price invested in CVREIT will have been returned if we assume the merger closes on October 1, 2019?

Mr. Seton: Assuming an investor purchased shares on April 28, 2011, the beginning of the offering of CVREIT, and elected to receive cash distributions during the entire period, total cash distributions plus the $1.00 per share in merger consideration will total $9.32 for each $10.00 share purchased; in other words, the investor would have received approximately 93% of his or her original capital invested.

Alternatively, assuming an investor purchased shares on June 6, 2014, the end of the offering period, and elected to receive cash distributions during the entire period, total cash distributions plus the $1.00 per share in merger consideration will total $7.14 for each $10.00 share purchased; in other words, the investor would have received approximately 71% of his or her original capital invested.

In both cases, stockholders who invested during the offering period received back the majority of their original investment if they elected cash distributions and maintained that distribution option through the entirety of their investment period. In both examples, each investor will also receive shares of CVREIT II’s Class A common stock, which currently is estimated at $4.33 per share of value.

Ms. Davidson: Have the stockholders been receiving their regularly scheduled dividends since the agreement was signed?

Mr. Seton: Yes, CVREIT has made every monthly dividend payment. All stockholders have been receiving their distributions in cash since the merger announcement.

Ms. Davidson: Does the Board of Directors recommend the merger to the CVREIT stockholders?

Mr. Seton: Yes, the CVREIT Board of Directors recommends the merger as being in the best interest for CVREIT.

Ms. Davidson: Did any third parties give advice to the Board of Directors as to the appropriateness of the amount paid to the CVREIT stockholder?

Mr. Seton: Yes, the special committee of the CVREIT Board of Directors hired Duff & Phelps, a nationally recognized, independent financial advisory firm. They provided an opinion concluding the consideration being paid by CVREIT II to the stockholders of CVREIT was fair, from a financial point of view.

Ms. Davidson: Was there a process to confirm that the best price is being paid to CVREIT stockholders?

Mr. Seton: Yes, a process known as “a go-shop period” was conducted by Moelis & Company, an independent investment banking firm, to solicit competing bids for CVREIT and ensure the CVREIT II offer is the best offer available to CVREIT stockholders for the company.

Ms. Davidson: Who gets a say or vote in the merger?

Mr. Seton: In addition to the Board of CVREIT, which recommends the merger, the stockholders of CVREIT have an opportunity to cast their vote. We recently mailed the combined proxy statement and prospectus to the stockholders of CVREIT, which includes details about the merger and voting instructions.

Ms. Davidson: What are the anticipated benefits of the merger?

Mr. Seton: The merger is expected to provide many anticipated benefits to CVREIT stockholders, including reduced G&A costs, a reduction in the asset management fee rate payable to the CVREIT stockholders from 85 basis points to 75 basis points annualized, increased diversity in the portfolio of properties by both geography and tenancy, and benefits of scale from creating a larger combined company with approximately $3.2 billion in enterprise value. Anticipated benefits of scale include a lower cost of debt capital, and, ultimately, we expect additional options for a liquidity event.

Ms. Davidson: What concessions are being made by the Sponsor to effectuate the merger?

Mr. Seton: The sponsor of CVREIT has agreed to waive its entire disposition fee, which totals several million dollars. In addition, the sponsor of CVREIT II has agreed to increase the stockholder return threshold after which it participates in profits from 6% to 8%, which is the same threshold currently in the advisory agreement with CVREIT.

Ms. Davidson: When can stockholders expect a liquidity event to occur for the combined company?

Mr. Seton: Consistent with guidance disclosed in the prospectus for CVREIT II, the company anticipates seeking liquidity between 5 and 7 years after the close of the initial offering, which occurred in 2017. That being said, the Board of Directors may seek liquidity for stockholders at any time it determines that is the best course of action.

Ms. Davidson: When is the merger expected to close?

Mr. Seton: Provided that an affirmative stockholder vote is obtained within the anticipated time frame and all other conditions are met, the merger is expected to close in the second half of this year.

Ms. Davidson: That concludes the discussion portion of today’s call. To cast your vote, please reference your control number in the proxy materials we mailed you. Using this number, you may cast your vote by visiting www.proxypush.com/cvreit; by calling us toll free at 1-844-371-1437 to speak with a live representative; or by mailing in the ballot. Michael, I want to thank you for your time answering these questions.

Mr. Seton: Miranda, thank you and I would like to extend a personal thank you to all of our CVREIT stockholders.
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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”) has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and which contains a proxy statement of Carter Validus Mission Critical REIT, Inc. (“CVREIT”) and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus has been mailed to CVREIT’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.